EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
May 28, 2024

TULEVA Inc.

SPV Interests Representing
Up to $4,849,699.30 of CLASS B NON-VOTING COMMON STOCK

Tuleva Inc, ("**Tuleva**", the "**Company**," "we," "us", "Issuer" or "our"), is offering up to $4,849,699.30 ("**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**" or "**Shares**"), at a purchase price of $1.94 per Share on a best effort basis as described in this Form C (this "**Offering**"). The investor shall pay a fee of 3% per investment transaction up to $300/transaction ("**Investor Fee**"), totaling up to $141,233. The minimum target offering is $10,000.99 (the "**Target Amount**"), which includes an investor fee of 3%. The Company must reach its Target Amount by May 28, 2025 (the "**Target Date**"). The investment will be made through Tuleva Series-A CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by Target Date will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after Target Date. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $999.10 (515 Shares) per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay the Investor Fee to the Company to help offset transaction costs equal to three percent (3%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). The Investor Fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $999.10 minimum amount of Securities ($1029.07 is the minimum investment amount per investor, which may be capped or waived by the Company, in its sole and absolute discretion).

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker

Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Subsequent committed fund will be held in escrow with the Escrow Agent until the next closing occurs. An investor may cancel an investment commitment until up to 48 hours prior to closing ("Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.


NOTICE REGARDING THE ESCROW AGENT


ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

REGULATORY INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor the controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to April 16, 2018.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

INCENTIVES

Certain investors in this Offering are eligible to receive bonuses, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional Securities for their purchase. Investors that invest any amount in the first 45 days[1] from commencement of this offering will receive the following Bonus amounts:

- First 15 days - 5% bonus.
- First 45 days - 2.5% bonus.

[1] "First 15 days" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT"). The "First 45 days" begins at the conclusion of the First 15 days, and ends at 11:59 pm Eastern Daylight Time ("EDT") on the 45th day following the Launch Date.

Investors in this Offering can also earn additional incentives if they invest above a certain dollar amount.

- $2,500+ - 2.5% additional Shares.
- $5,000+ - 5% additional Shares.
- $10,000+ -10% additional Shares.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

DISCLOSURE

This Form C and any document incorporated by reference herein is being furnished to prospective investors ("**Recipient**") with the sole intention of allowing the Recipient to evaluate a possible investment in Tuleva Inc. ("Tuleva" or "Company"). The Recipient may use the information contained herein to evaluate a possible purchase of Securities in any state or

jurisdiction where the offer or sale thereof would not be prohibited and by individuals who possess the necessary qualifications to evaluate an investment in Tuleva.

An investment in the Shares involves a high degree of risk and should be considered only by Investors who can afford to sustain the loss of their entire investment.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any document incorporated by reference herein may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity," and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements.

Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this document. You should read this document completely and with the understanding that our actual future results may be significantly different from our expectations. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward- looking statement to reflect events or circumstances occurring after the date hereof.

INVESTMENT PROCESS

Special Purpose Vehicle

As an investor in this Offering, you will be purchasing membership interests in Tuleva Series-A CF SPV LLC, the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the company, pursuant to the SPV Subscription Agreement attached as an Exhibit (Exhibit III) to this Offering Memorandum. The company formed the Co-Issuer to serve as a Crowdfunding Vehicle as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), to facilitate the offering of the Company's Securities via Regulation CF.

Rule 3a-9 and the SPV's Operating Agreement require the SPV to be spend all money received to acquire Securities of the Company and requires the Company to reimburse all expenses of

SPV, including (but not limited to) expenses associated with its formation, operation, or winding up of the Company, expenses associated with the payment of professionals to conduct SPV business, and indemnification payments due from the SPV.

Tuleva Inc., will act as the Manager of the Crowdfunding SPV.

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors will be notified by the Intermediary when the close is initiated and the Investor may cancel their investment commitment until up to 48 hours prior to the closing, called the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If Investor does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes

Material changes to an offering include, but are not limited to, a change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. The Investor Fee will be applied towards these limits.

Updates

Information regarding updates to the offering and to subscribe can be found at www.invest.tuleva.co


BUSINESS PLAN AND INVESTMENT RISKS


A. Executive Summary

Tuleva Inc is an energy transition raw materials Company with a mission to manufacture products that are critical to Net-Zero Transition using environmentally clean and sustainable industrial processes. The Company plans to build a production facility in the U.S. to produce battery-grade lithium compounds, aluminum, silicon, and lithium metal and silicon-based Anodes. The Company was formed in May 2023 and is headquartered in Houston, TX.

Tuleva is committed to making meaningful positive impact on Climate, Environment, and the Society.

The Company has developed an environmentally clean, carbon-negative process to produce battery-grade lithium compounds from hard rock lithium ores. The Company is working on extending its process to produce Aluminum and crystalline Silicon from the residual ore waste. The Company will follow a two-prong strategy for intellectual property protection – the manufacturing process will be protected as a Trade Secret and certain aspects of the manufacturing process will be protected by way of Patents.

Tuleva has entered into a Memorandum of Agreement ("MoA") to purchase Lithium ore (both Spodumene and Lepidolite) from a mining company in Africa. As part of the MoA, Tuleva will also acquire an option to purchase 44% of the Lithium mining assets.

As a US-based manufacturer of lithium compounds, Tuleva provides a solution to companies and Governments interested in de-risking their supply chain for lithium and other clean-energy critical materials from suppliers located in Geo-politically sensitive regions of the world. Given that Lithium is on the Federal list of critical minerals, Tuleva is well positioned to supply battery materials to the U.S. Department of Defense and other U.S. Federal agencies that work on National Security.

The Company expects its production plant to be commissioned and operational in Q2 2026 timeframe and operating at full capacity by Q4 of 2027.

B. Description of business

Tuleva Inc is an energy transition raw materials Company with a mission to manufacture products that are critical to Net-Zero Transition using environmentally clean and sustainable industrial processes. The Company has developed an environmentally clean, carbon-negative process to produce battery-grade lithium compounds, Rubidium, and Cesium from hard rock lithium ores. The Company is also working on carbon-free pathways to produce Aluminum metal and crystalline silicon from the residual ore waste.

The Company intends to build a production facility in the U.S. with an initial capacity to annually process nearly 320,000 tons of raw lithium hard rock ore. The Company intends to produce battery-grade lithium compounds -- including Lithium Carbonate, Lithium Hydroxide, and Lithium Fluoride --, Aluminum, Silicon, Lithium Metal Anode, Silicon Anode materials, Rubidium salt and Cesium salt subject to customer demand.

In the future, the Company anticipates using its extraction technology and process know-how to develop sustainable and environmentally clean processes for lithium battery recycling, and Copper extraction from copper ores.

Tuleva Inc. was formed in May 2023 and is headquartered in Houston, TX.

C. Our Commitment

Tuleva is committed to making meaningful positive impact on Climate, Environment, and the Society.

i. ***Climate Commitment***. Tuleva is committed to addressing the climate disruptions caused by unconstrained emissions. The Company will produce materials, and is committed to using clean energy and clean industrial heating, to help achieve US and UN Net-Zero goals.

ii. ***Environmental Commitment***. Tuleva is committed to manufacturing energy transition raw materials through economically-sound processes that minimize negative environmental impacts. The Company is committed to developing and deploying innovative manufacturing processes that are sustainable, reduce environmental pollution and toxic physical waste.

iii. ***Social Commitment***. Tuleva is committed to finding pathways that would allow economically disadvantaged communities to meaningfully participate in the new low carbon economy. The Company will make every effort to bring clean and sustainable manufacturing opportunities to disadvantaged communities that are marginalized, underserved, and/or overburdened by pollution.

D. Products & Markets Overview

Energy transition raw materials produced in a sustainable manner are essential for the global transition to clean energy. Tuleva is focused on providing these energy transition raw materials through our next-generation industrial production processes.

Tuleva has developed a novel process with the ability to manufacture different lithium compounds, including but not limited to, lithium carbonate, lithium hydroxide, lithium chloride, lithium fluoride, and lithium phosphate. The process can be extended to manufacture lithium metals anode and silicon anode materials.



Global Renewable Energy Market

$3.6 Trillion USD

1.21 Trillion USD

The rapidly growing gap in the volume of existing clean renewable energy materials manufacturing capacity presents an enormous opportunity for strategic investment.

2023
Market Value Size

2030
Revenue Forecast

Chart Data Source: *Grandview Research*

i. ***Lithium Compounds and Lithium Battery Components in the Mobility and Utility Markets***.
Global demand for lithium compounds for use in the mobility market, not including the utility markets, is expected to rise from 500,000 tons in 2021 to 3 to 4 million tons by 2030. Source: *McKinsey*

Below is a brief market overview of the sub-markets in mobility and utilities.

EV Batteries. The global EV battery market was valued at $56.4 billion in 2022 and is projected to reach $134.6 in 2027 growing at 19.9% CAGR. Sources: *Markets & Markets* *IEA.*

Grid Storage. Market demand for Grid Storage is expected to grow at 21.9% CAGR through 2029. Source: *Globe Newswire*

Avionics. The Aircraft Battery Market is projected to grow from $381 million in 2022 to $723 million in 2027 at a CAGR of 13.7%. Market motivations include fuel cost containment, emissions and aircraft noise silencing. Sources: *Markets & Markets*   *Mordor Intelligence*

Defense Markets. The Military Battery Market size is estimated to grow from $1.4 billion in 2023 to $1.6 billion in 2027 at 4.1% CAGR. Source: *Markets & Markets.* Market interest includes lighter weight, higher power, smaller & longer endurance batteries able to support sophisticated defense systems under demanding conditions. Furthermore, battery powered vehicles provide strategic and tactical advantages to the military compared to gasoline powered vehicles, and enables development of new classes of reconnaissance vehicles.

<u>Lithium Metal Anode</u>. The need for higher energy density and safe batteries for use in personal and public transportation including cars, SUVs, buses, trucks, and aviation has driven battery manufacturers to develop different battery chemistries including solid state battery chemistries and lithium-sulfur and or selenium battery chemistries. Lithium Metal Anodes are expected to play an important role in these high energy density batteries. The Lithium Anode market is estimated to grow to USD 21 billion by 2026 with the Lithium-Metal active anode segment registering the highest CAGR. Source: <u>Research and Markets</u>.

ii. ***Lithium Compounds in the Pharmaceutical and Industrial Markets***.
The pharmaceutical industry uses lithium compound in vaccinations and medications.

Lithium compounds are also used to produce industrial products including industrial and automotive lubricants.

iii. ***Byproducts: Rubidium + Cesium.***
When using Lepidolite as the feedstock, the Company's manufacturing process can extract Rubidium and Cesium from Lepidolite.

Both Rubidium and Cesium are valuable minerals. Cesium is used in the production of LEDs, Fiber Optic cables, Glass, etc. while Rubidium is used in biomedical applications including RNA synthesis. The projected market size growth for Cesium is 1680.79 MT from 2022 to 2027 Source: *TechNavio*. The market demand for Rubidium is projected at 4.3% CAGR through 2030. Source: *Straits Research*

iv. ***Upcycled Products: Aluminum Metal + Crystalline Silicon.***
<u>Aluminum</u>. The Global Aluminum market is a well-established market that is expected to grow to $255 Billion by 2029 growing at a rate of 6.1% CAGR. Source: <u>Fortune Business Insights</u>.

<u>Crystalline Silicon Solar PV</u>. The poly-crystalline silicon market is expected to be $56 Billion by 2027 growing at a 18% CAGR. Source: <u>Technavio</u>.

v. ***Future Products – Copper***
Tuleva will invest in future R&D to develop sustainable process for extraction of copper. Copper is a very important metal for the energy transition. The global copper market is projected to reach $298.4 billion by 2030 with demand significantly outpacing current production capacity. Source: *Global Industry Analysts* *IEA*

E. Competitive Advantage

i. ***Background: Feedstock & Conventional Ore Refining Process***.
Lithium is primarily extracted from two sources: Brine and Hard Rock ores. Brine is the water that is naturally available deep in the earth or artificially pumped into the earth as in the case of O&G fracking. Lithium is a trace element found in Brine. In other words, the lithium content in Brine is measured in parts per million (ppm). The highest

concentration of lithium in Brine is usually found underneath deserts (e.g., Atacama Desert in Chile, and Salton Sea in California). The reason for this is simple – the evaporated water underneath deserts leave a higher concentration of lithium in those Brine.

Extraction of lithium from Brine is usually done by way of large evaporating ponds which takes a long time. However, newer technologies are being developed that will help expedite lithium extraction from Brine. Brine also has other minerals in it that makes lithium separation difficult. Given the small amount of lithium present in Brine and given the difficulty of separating lithium from other minerals present in Brine, the cost of lithium extraction from Brine is usually higher than the cost of extracting lithium from Hard Rock ores.

Hard Rock ore is the name given to feedstock that is mined from the land. There are two types of ores that have high theoretical lithium content in them – Spodumene and Lepidolite. Spodumene contains a theoretical maximum of 8.02% lithium oxide, while Lepidolite contains a theoretical maximum of 7.74% lithium oxide. The lithium oxide content in the ore is called the Ore Grade. In practice, in general, Spodumene has 2.5%-5% Ore Grade while Lepidolite has 1%-4.75% ore grade. In comparison, the lithium content in Brine in Salton Sea is in the range of 40-140ppm or 0.004%-0.014% (source: Neupane, G. and Wendt, D. S.: Assessment of mineral resources in geothermal brines in the US, Proceedings, 42nd Workshop on Geothermal Reservoir Engineering, Stanford University, Stanford, CA, 18 p). The lithium hard-rock ore processing industry prefers Spodumene over Lepidolite. There are two reasons for it: (i) The Ore Grade of mined Spodumene is usually higher than that of mined Lepidolite; and, (ii) Lepidolite contains Fluorine which could produce harmful gas if not properly processed. This preference is despite Lepidolite containing other extremely valuable minerals, Rubidium and Cesium, in it.

China controls 72% of lithium refining and conversion capacity. The conventional process to extract lithium from Hard Rock ores, as deployed in China, consumes a large amount of energy and is highly toxic – It produces acidic waste that is hard to dispose of. Chinese refiners prefer Spodumene to Lepidolite because processing Lepidolite in their widely deployed process releases an extremely toxic Hydrogen Fluoride gas. Further, the process is unable extract Rubidium and Cesium from Lepidolite. Therefore, the Chinese refiners view Lepidolite as a "*lower grade ore*" compared to Spodumene.

Almost all processes that are used to convert lithium extracted from Brine or Hard Rock ore produce <u>one type</u> of battery-grade lithium compound (either Lithium Carbonate or Lithium Hydroxide).

ii. ***Tuleva's Process.***
Tuleva has developed a modular, low cost, environmentally clean, carbon-negative process to produce battery-grade lithium chemicals from either enriched Brine or Hard Rock ores. On the Hard Rock side, Tuleva's process can use both Spodumene and Lepidolite as feedstock.

Tuleva's lithium extraction unit uses an order of magnitude lower energy compared to the conventional process to extract lithium from Hard Rock ores. Further, the process does not produce any acid waste. When using Lepidolite as the feedstock, Tuleva's process is capable of extracting highly valuable Rubidium and Cesium without producing highly toxic Hydrogen Fluoride gas.

Tuleva's process can produce multiple types of battery-grade lithium compounds – it can produce Lithium Carbonate, Lithium Hydroxide, Lithium Chloride, and Lithium Fluoride. It also can produce metallic lithium anode. The flexibility inherent in the process to produce different lithium compounds should help the Company adapt to changing battery chemistries without the need for retooling the Company's manufacturing process. Based on projections by leading market research firms (Fastmarkets and Benchmark International) and management consulting firms (including McKinsey and BCG), the demand for battery materials will transition from Lithium Carbonate, at present, to Lithium Hydroxide in the near term, and from Lithium Hydroxide to Metallic Lithium in the medium term. Tuleva is well situated to adapt to this market transition.

Tuleva's process recaptures and reuses the chemicals and water used to extract lithium from Hard Rock ore. Further, the process is designed to capture, use, and repurpose the waste heat generated in the process.

Based on preliminary calculations, Tuleva's operating cost to refine lithium from Hard Rock ores to produce battery-grade minerals is expected to be much lower than any other benchmarked Brine (both evaporation pond and DLE-based producers) or Hard rock ore-based lithium refiners.

Tuleva is exploring carbon-free pathways to produce Aluminum and Silicon from the residual ore waste. This exposure to other well established commodity markets should help Tuleva navigate single commodity market cyclicality and mitigate business and market risks associated with exposure to any one commodity market.

iii. *Supply Agreement.*
Tuleva has entered into a Memorandum of Agreement ("MoA") to purchase lithium ore (both Spodumene and Lepidolite) from a mining partner in Africa. Based on the ore analysis performed at ACT Labs in Canada, the raw Ore Grade for Spodumene (>6%) and Lepidolite (>3%) from our partner mine is one of the best in the world.

iv. *Virtual Integrated Producer*
As part of the MoA, Tuleva will acquire a long-term option to purchase 44% of the Lithium mining assets. If and when Tuleva decides to exercise this option, Tuleva will not only add valuable producing assets to its books, but will also be able to further reduce its cost of inputs which should further reduce its total cost of production.

v. *US Based Manufacturer.*

As a US based manufacturer of lithium compounds, Tuleva is in a position to provide a solution to companies and Governments that desire to de-risk or decouple their supply chain for lithium and other clean-energy critical materials from suppliers located in geopolitically sensitive regions of the world.

Given that Lithium is on the Federal list of critical minerals, Tuleva is well positioned to supply battery materials to U.S. Department of Defense and other U.S. Federal agencies that work on National Security.

The Inflation Reduction Act ("IRA") and the Infrastructure Bill provides for certain incentive to foster clean energy manufacturing in the U.S. Tuleva expects to take advantages of those funding opportunities. Further, the IRA offers EV car manufacturers the ability to offer incentives to their customers. Car manufacturers that can procure all products and materials along the supply chain from U.S manufacturers will be able to offer 100% of the available incentives. This percentage decreases if materials are purchased from outside the U.S. Car parts or OEM manufacturers that procure battery materials supply from Tuleva can qualify for 100% of the incentives available to them through the IRA.

F. Revenue Model

Tuleva intends to purse multiple models for revenue generation including, but not limited to, sale of products manufactured in its fully owned manufacturing facilities, revenue sharing in jointly owned manufacturing facilities, and royalty payments from process licensing.

G. IP Strategy

Tuleva will follow a two-prong strategy for intellectual property protection. The Company will keep its manufacturing process a Trade Secret. Further, the Company intends to protect certain aspects of its process by way of Patents.

The Company intends to file four (4) provisional patents. The Company expects to file additional patents in the future.

H. Lithium U.S. Plant Project Timeline

Tuleva will develop the project in three phases as part of its process and technology de-risking strategy.

   i.   ***Pilot Plant***
   This is the first phase of the process and technology de-risking strategy. Although most of the individual unit processes in Tuleva' process have been either tested on a lab scale for lithium extraction or used in industrial scale in other industries, there is no process that the Company is aware of for Lithium refining and conversion that uses the combination of chemicals and technologies as developed by Tuleva. Tuleva considers its

lithium manufacturing process to be at level 5/6 on the Technology Readiness Level ("TRL") scale.

The first phase of the Company's process and technology de-risking strategy is to develop a small 625 kgs/hour Hard Rock ore processing pilot plant to produce battery-grade lithium chemicals. This plant will be on skids and will most likely be housed in an industrial warehouse. The goal of this plant is to not only move the process and technologies readiness level to 8 on the TRL scale but also produce lithium compounds from the exact ore the Company intends to use in the production environment. The Company will use the lithium compounds produced from this Pilot plant to perform material qualification with battery and car manufacturers, among others, to secure off-take agreements from buyers.

The Company is currently working on the process and equipment design for the Pilot plant with the Company's Engineering, Procurement, and Construction ("EPC") partner. The Company expects this phase to be completed by December of 2024/January of 2025.

ii. **Production Demonstration Plant**
The second phase of the process and technology de-risking strategy is the Production Demonstration ("**PD**") plant. This plant will be a scaled-up version of the Pilot plant, and will have an ore processing capacity of 40 tons/hour. The goal of this plant is to prove the industrial scalability of the process. This plant will be housed in the same site as the production plant and will most likely use the same infrastructure as the production plant.

The Company plans to initiate design work for the Production Demonstration Plant in the late Q3 2024, with the goal of breaking ground for construction in Q2 of 2025. The Company expects this plant to be commissioned and operational in mid-to-late Q2 2026.

The PD plant will generate revenue for the Company.

iii. **Full Scale Production**
Once all the scalability issues are ironed out in the Production Demonstration Plant, the Company intends to replicate the PD Plant two more times in the same location to complete the Full Production Plant. However, the Company might instead decide to extend the PD plant to include the producing of Aluminum and Silicon to complete the Full Production Plant (instead of expanding the capacity of the lithium production in the same location).

The Company expects to be operating in full capacity by Q2- Q3 of 2027.

I. Organizational Structure

Tuleva is led by a seasoned group of executives and an involved and well qualified Board of Directors.

On the Board of Directors are –

i. *Gregory Phillips*, corporate attorney. Greg started his career as a securities attorney in a large law firm, worked as a corporate counsel at a then fortune 500 computer manufacturer, and as an entrepreneur started and scaled two law firms. He currently is the managing partner of the law firm he co-founded.

ii. *Gregory Campbell*, Private Equity investor. Greg started his career with a fortune 50 food and beverage manufacturer. He was instrumental in building multiple companies in multiple industries including Education, Healthcare/Medical Devices, and Technology. His experience spans Operations, Finance, and Marketing. He currently runs an early-stage investment firm that he co-founded.

iii. *Theodore Engler*, retired Private Equity investor and Business Development Executive. Ted started his career as a corrections officer in the justice system, and later reinvented himself as a Business Development executive in the Technology and Service industry. He has worked in various parts of the world and brings an experience that spans from Fortune 500 companies to small businesses.

iv. *Madan Manoharan*, CEO of Tuleva. Madan started his career as an engineer during the dot-com era in the San Francisco Bay Area. His 25+ years of experience includes being part of a start-up-to-public company journey, founding a technology manufacturing company and a Private Equity investment company. His functional experience includes Operations, Marketing, Finance, and Engineering/Technology.

v. *Nicole Venable*, Federal and International Government Relations Expert, Political Strategist. Nicole is a Senior Vice President at a top Government Relations and lobbying firm in Washington D.C. She has more than 25 years of experience working in government and government relations and has worked as a liaison to Capitol Hill for the offices of three different U.S. Presidents. She also has extensive experience working to forward U.S. trade policy with foreign governments in Africa.

The Executive team is led by Madan Manoharan. Other members of the Executive Team include –

i. *Sachin Deora*, VP of Finance. Sachin has 15+ years of experience in audit, accounting, finance, treasury, and FP&A having worked for a Big 4 accounting firm and PE owned portfolio companies. He is a CPA.

ii. *Suresh Divi*, VP of Research and Technology. Suresh has 15+ years of progressive experience in extractive metallurgy, electrochemistry, and hydrometallurgy. He holds a PhD in Metallurgical Engineering.

iii. *Rebecca Tiffany*, VP of Branding and Marketing. Becky's experience spans Technology, Services, and Health Care industries. As an entrepreneur, she co-founded a marketing consulting firm that focused on providing branding and marketing services to startups and mid-sized companies.

iv. Identified, VP of Business Development.

v. *Quincy Heflin*, Director of Operations. Quincy has held progressive operations roles in the manufacturing and supply chain management at Fortune 50 and middle-market PE backed companies.

The Company currently has four Engineers/Chemists/Scientists on staff. The Company also works closely with a group of external consultants with expertise in clean industrial heating, electrochemistry, and materials science.

The Company is currently building out its operations focused advisory board. This advisory board will contain executives experienced in manufacturing, corporate finance, logistics, battery engineering, mining operations, and international trade.

J. Financials Overview.

Financial Conditions.

The discussion and analysis of the Company's financial condition and results of operations that follow should be read together with the Company's financial statements and the related notes that appear in this Offering Memorandum. This discussion contains forward-looking statements that reflect the Company's current expectations involving risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

As of December 31, 2023, the Company had current assets of $200,936. We believe the funds of this campaign are critical to our Company operations. These funds are required to support our capital spend related to research and development, and constructing, installing, and commissioning the pilot plant.

The Company is currently developing a new manufacturing process which requires capital for the pilot plant, inventory purchases, and research and development. This has a high burn rate. We believe these expenses are essential for the long-term viability of the company.

The minimum offering amount in his offering will mostly be used for fees associated with the offering so it will have no effect on the operations of the Company.

If the Company raises the maximum offering amount and is able to raise the target amount for our Series A capital raise, as discussed under the Section **Current Offering**, we anticipate the Company will be able to operate for 10 to 12 months. This is based on the projected expenses related to research and development, sales and marketing, and general and administrative expenses, pilot plant development, inventory purchases, and supply agreement. The Company will need additional funds in the future to generate revenue.

Historical results and cash flows. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully when production commences in Q2 2026, as targeted. Past cash was primarily generated through equity and debt financing.

Results of Operations.

The Company generated $0 in Revenue in the year ending December 31, 2023.

The Company had a gross loss of $543,231 for the year ending on December 31, 2023. The losses were due to expenses incurred by the Company for Research and Development, Engineering, general and administrative purposes, supplier agreements, among others.

The Company had a current liability of $514,667 as of the year ending on December 31, 2023.The Company has no long-term liability.

The Company is an early-stage company and depends on Equity and Debt financing for its cash needs.

An audited financial statement for Tuleva is attached in Exhibit II.

Related Party Transactions.

The Company has no related party transactions.

K. Company Ownership and Capital Structure

Equity Capital Structure.

The following table sets forth information regarding the Company's equity securities as of the date of this Offering Memorandum.

Type Of Securities	Authorized	Issued / Committed
Common Stock – Class A	100,000,000	22,005,000
Common Stock – Non-Voting Class B.	50,000,000	500,000
Employee Options	3,000,000	1,660,000

20% Beneficial Ownership.

On a fully diluted basis (assuming all authorized Employee Options are exercised), as of the date of this Offering Memorandum, there are no 20% or more Beneficial owner of the Company.

L. Prior Offerings

The Company has raised $1,204,500 as part of its Seed capital raise round.

M. Current Offering

Offering Structure

The Company seeks to raise $12,500,000 as part of its Series A capital raise round. The Company intends to split the Series A capital raise round into three tranches – one Regulation CF tranche ("Reg-CF Tranche") for approximately $5,000,000, one Regulation D Rule 506(c) tranche ("Reg-D Tranche") for $5,000,000, and one Regulation D tranche targeting Institutional investors ("Institutional Tranche") for $2,500,000.

The Company, in its sole discretion, might increase the amount raised in the Series A Capital Raise round, or increase or decrease the size of any of the Reg-CF, Reg-D, or Institutional Tranches.

Reg-CF Tranche.
Investors investing in this Regulation CF offering will be investing through a Special Purpose Vehicle ("SPV") that will pool all the investments and invest in the Company's Class B non-voting shares ("Class B Shares"). The SPV will be managed by the Transfer Agent of the Company until such time the Company's securities held in the SPV are distributed to the investors. The Company's Transfer Agent is an affiliate of the Intermediary.

The minimum investment level for the Reg-CF Tranche is $1,029.07. For more details and information on this Regulation CF offering, please consult Form C and subscription agreement.

Reg-D Tranche.
The Regulation D Rule 506(c) offering will be open to accredited investors interested in investing $50,000 or more. Investors will be issued SAFE. These SAFE will be converted into Series-A Preferred Shares upon an equity event.

Please reach out to the Company for more information on the Reg-D Tranche offering.

Institutional Tranche.
The Company anticipates the Institutional Tranche to be the priced tranche for the Company's Series A Capital Raise round. The investor(s) in this tranche will acquire Series A Preferred Shares in the Company.

What it Means to be a Minority Holder

As an investor in Class B non-voting shares of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its funding, development and team, as well as historical expenses and forecasts when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

N. Regulatory Information

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website within 120-days of its fiscal year end: www.tuleva.co

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

O. Use Of Proceeds.

The Company intends to use the proceeds from the Series A Capital Raise round fully or partially towards expenses for Pilot Plant engineering and construction, R&D, finalizing supply and purchase option agreements pursuant to the Memorandum of Agreement with the mining company, G&A, and other identified and unidentified expenses.

As of this filing, the Company intends to use of proceeds from this Offering as follows:

If the Company raises the Target Offering Amount:

1. Various Fees to DealMaker and its Affiliates – 100%.

If the Company raise the Maximum Offering Amount by Target Date:

1. Various Fees DealMaker and its Affiliates – 12.7%.
2. R&D + G&A – 49.9%.
3. Pilot Plant Engineering + Equipment – 20%.
4. Land Down payment – 10%.
5. Outstanding Current Liabilities – 7.4%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

P. Investment Risk

The Company has identified certain risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The risks that relate to the Company, include, but are not limited to, the following:

1) **Uncertain Risk**. An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common or Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as these risk factors, in addition to the other information listed in the Company's Offering Memorandum. These risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
2) **Our business projections are only projections**. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide products at a level that allows the Company to make a profit and still attract business.
3) **Any valuation at this stage is difficult to assess**. The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through

market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

4) **Going Concern Opinion**. The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, and is typical of companies at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

5) **Limited transferability of the Securities**. Any Common or Preferred Stock purchased through this Offering is subject to SEC limitations of transfer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

6) **Absence of public market**. There is no formal public market for the Shares and no such market can be expected to develop following completion of the Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

7) **We may not have enough capital as needed and may be required to raise more capital**. We anticipate needing to raise more equity capital and access to credit in order to support our plans. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our research and development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property and physical assets. Even if we are not forced to cease our research and development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

8) **Terms of subsequent financings may adversely impact your investment**. We will likely need to engage in debt or equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Equity securities could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future equity securities could be more advantageous to those investors than to you. In addition, if we need to issue more equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

9) **Management Discretion as to Use of Proceeds**. We cannot specify with certainty the particular uses of the net proceeds from the Offering. Our management has broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

10) **Projections; Forward Looking Information**. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

11) **The amount raised in this offering may include investments from company insiders or their immediate family members**. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount.

12) **Developing new products and technologies entails significant risks and uncertainties**. We are currently in the research and development stage. Delays or cost overruns in meeting our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. We may never advance beyond the research and development stage.

13) **You are trusting that management will make the best decision for the Company**. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

14) **Insufficient Funds**. The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

15) **We face significant market competition**. We compete with larger, established companies who currently have competitive products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

16) **We are an early-stage company and have limited financial and operating history**. The Company has a short history and no revenue at this time. If you are investing in the

Company, it's because you think that the products the company plans to produce has a growing market, that the team will be able to successfully develop, build and sell the products, that we can price them right and sell them to enough third parties so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

17) **The Company relies on intellectual property it has developed and continue to develop and additional intellectual property rights it may license**. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.

18) **We believe that our success will depend in large part upon proprietary technologies and intellectual property protections**. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. Not all of our intellectual property may be registered with the appropriate governmental body. The steps we have taken to protect our intellectual property rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that any future license agreements could be terminated, which might limit or prevent the Company's practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could expose the Company to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

19) **Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital**. The Company may be forced to allow certain deadlines relating to its patent, and/or trademark, portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

20) **The cost of enforcing our intellectual property rights may prevent us from enforcing them. Intellectual property litigation is extremely expensive**. Even if we believe that a competitor is infringing on one or more of our intellectual property assets, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to

enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

21) **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

22) **Company's manufacturing facilities and product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities**. Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

23) **We rely on third parties to provide services essential to the success of our business**. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

24) **The Company is reliant on the successful development of its proprietary technology and products**. The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market

acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of the Company's technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. The expense, risk and other difficulties associated with the development of the Company's technologies may result in the intellectual property of the Company being transferred to a holding company at some point in the future. In such an event, the Company would no longer control the intellectual property required for the Company to operate and would be reliant upon a license agreement with the holding company, which may never be executed or may be terminated if it is executed. Our inability to effectively and timely develop, and/or access, the proprietary technologies and products necessary to run the business and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

25) **Some technologies are relatively new and unproven**. Some of the Company's technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

26) **The nature and scope of our products and services will be evolving in response to customer input and marketplace demand**. The Company's business model is therefore subject to change. Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of target markets; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

27) **Risks generally associated with our technology and manufacturing processes may adversely affect our business and results of operations**. Our products and manufacturing processes could experience future failures and degradations. We may not be able to prevent an extended failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

28) **We have relied on published market study to assess the demand for our products**. We relied on marketing studies published by an independent marketing organization to evaluate the demand for our anticipated products. Our assessment of the demand for our anticipated products may not be accurate and there may not be sufficient demand for our anticipated products.

29) **Voting control is in the hands of a few large stockholders**. Voting control may be concentrated in the hands of a small number of stockholders. You will not be able to influence our policies or any other corporate matter, including the election of directors,

changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

30) **We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors**. We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

31) **There is no certainty that you will receive a return of or on your investment**. The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its business model, you will not realize a return of or on your investment. As a result of the uncertainty and risks associated with the Company's operations, you may lose your entire investment in the Shares.

32) **We will need to develop or acquire additional manufacturing and distribution capabilities in order to produce and commercialize any product, and we may encounter unexpected costs and other difficulties in doing so**. We will need to invest in acquiring or building capabilities and effectively manage our operations and facilities to successfully complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

33) **The Company is spending significant time and resources with no contractual commitment from our potential customers**. We are incurring ongoing costs and expenses

in relation to the ongoing development and testing of our technologies and products, and as of the date of this Offering, the Company has obtained no binding commitments to purchase its products or enter into a royalty-bearing license with respect to its technologies.

34) **The Company's business plans may involve safety risks**. The risk of significant liability for the Company from its manufacturing facility is possible. The Company will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to have a material adverse effect on the Company's business operations or could possibly render the Company insolvent.

35) **The Company may provide additional or different information to investors in one or more subsequent offerings**. The Company plans to conduct offerings subsequent to the Offering to meet its capital needs. In connection with current future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures might be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company.

36) **Macroeconomic Trends Affecting Startups**. Increase in interest rates and the recent collapse of certain banking institutions have negatively affected the startup funding ecosystem by decreasing the amount of capital available for debt funding of startups by established institutions as well as capital available for late-stage startups from venture capital firms. This could have a negative effect on the Company's ability to attract outside funding needed for operations and continued research and development activities.

37) **Outstanding Convertible Securities**. The Company may issue Simple Agreements for Future Equity ("SAFEs"). In connection with the offering, the SAFEs will convert into shares of Preferred Stock (the "SAFE Shares"). The holders of the SAFE Shares may not be required to appoint the CEO as their true and lawful proxy, and may be able to vote the SAFE Shares at their discretion. Depending on the amount raised in the Offering, the holders of the SAFE Shares may have a much larger stake in the Company, and thus have much greater voting control.

38) **The Company has not obtained a recent independent valuation**. We have not obtained a recent independent valuation of the Company and did not use the results of an independent valuation in determining the price of this Offering. Therefore, it is possible the price per share of Common Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2023 Equity Incentive Plan, with the most recent grant of stock options occurring on April 7, 2024, at a Board-determined fair market value price of $0.50 per share for the Company's common stock.

39) **Our valuation and our offering price have been established internally and are difficult to assess**. The price of Securities and the Investor Transaction Fee as detailed Offering Document is set by the Company. The Transaction Fee is intended to offset transaction costs. Although the Regulation might count the Transaction Fee towards the amount the Company is seeking to raise and might limit the amount each investor may invest in the Offering, no such information was taken into account by the Company when determining the value of the Securities. Including this fee will increase our valuation for which you are paying for Shares in our company accordingly. Valuations for companies at this stage are generally purely

speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

40) **The Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have**. Once we meet our target amount for the Offering, we may request that DealMaker instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

41) **Fee shifting clauses in the Offering agreements may lead to cost to you or the Company**. For all claims concerning or arising out of the Offering agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. If other investors bring a claim and are successful, the Company will be liable for the costs and attorneys' fees incurred by the party who asserted the claim and payment of those costs could have a material adverse effect on the Company.

42) **There are other unidentified risks**. The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

EXHIBIT – I

Audited Inception Financials for TULEVA SERIES-A CF SPV LLC

EXHIBIT – II

Audited Financials for Tuleva Inc
(As of December 31, 2023)

EXHIBIT – III

Subscription Agreement